Pony Group Inc.

Engineer Experiment Building, A202

7 Gaoxin South Avenue, Nanshan District

Shenzhen, Guangdong Province

People’s Republic of China

VIA EDGAR

April 11, 2023

U.S. Securities & Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street, NE

Washington, D.C. 20549

Attn: Brian Fetterolf

Re:	Pony Group, Inc.
Amendment No. 2 to Form 10-K for Fiscal Year Ended December 31, 2021
Filed February 3, 2023
Amendment No. 1 to Form 10-K for Fiscal Year Ended December 31, 2021
Filed September 23, 2022
Form 10-K for the fiscal year ended December 31, 2021
Filed March 31, 2022
File No. 333-234358

Dear Rucha Pandit,

Pony Group, Inc. (the “Company,” “we,” “our” or “us”) hereby transmits the Company’s response to the comment letter received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), on March 27, 2023, regarding the Annual Report on Form 10-K for the fiscal year ended December 31, 2021 (the “Form 10-K”), originally field with the Commission on March 31, 2022, and was amended on September 23, 2022 by the Amendment No. 1 to the Form 10-K (the “Amendment No. 1”) and on February 3, 2023 by the Amendment No. 2 to the Form 10-K (the “Amendment No.2”).

For the Staff’s convenience, we have repeated below the Staff’s comments in bold, and have followed each comment with the Company’s response. Disclosure changes made in response to the Staff’s comments have been made in Amendment No. 3 to the Annual Report on Form 10-K (the “Amendment No. 3”) which is being submitted to the Commission contemporaneously with the submission of this letter.

Form 10-K/A for the fiscal year ended December 31, 2021, filed February 3, 2023

Our Corporate Structure, page 1

1.

We note your response to comment 3, including your conclusions on pages 3, 24 and 29 that neither you nor your subsidiaries are required to obtain any permissions or approvals from the PRC and Hong Kong governments. Please further revise your disclosure to state whether you relied on an opinion of counsel in coming to these conclusions and, if so, name counsel. If you did not rely on an opinion of counsel with respect to your conclusions that you and your subsidiaries are not required to obtain any permissions or approvals to operate your business or offer securities, state that that is the case and explain why such an opinion was not obtained; further, discuss how you came to such conclusions, why that is the case, and the basis on which you made such determinations.

Response: The Company respectfully acknowledges the Staff’s comment and has accordingly revised pages 3, 24 and 29 of Amendment No 3.

* * *

We thank the Staff for its review of the foregoing. If you have any further comments or questions, please feel free to contact to our counsel, Richard I. Anslow, ranslow@egsllp.com or by telephone at (212) 370-1300.

Sincerely,

/s/ Wenxian Fan
Wenxian Fan, Chief Executive Officer
Pony Group, Inc.

cc: Richard I. Anslow, Esq.